As filed with the Securities and Exchange Commission on March 29, 2013
Registration No. 333-

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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ADEPT TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

94-2900635
(I.R.S. Employer Identification Number)

5960 Inglewood Drive
Pleasanton, California  94588

(925) 245-3400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael Schradle
Senior Vice President, Finance and Chief Financial Officer
Adept Technology, Inc.
5960 Inglewood Drive
Pleasanton, California  94588

(925) 245-3400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Lisa A. Fontenot, Esq. Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

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Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

*Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock	2,107,922(1)	$2.88	$6,070,815.36	$828.06

(1)
In accordance with Rule 416 under the Securities Act of 1933, also includes an indeterminable number of shares that may become issuable by reason of stock splits, stock dividends, and similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq Global Market on March 27, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 29, 2013

  PROSPECTUS

2,107,922 Shares

Adept Technology, Inc.

Common Stock
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This prospectus relates to the disposition of up to 2,107,922 shares of Adept Technology, Inc. (“Adept”) common stock by the selling stockholders listed in this prospectus or their permitted transferees.  The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of convertible preferred stock and as payment-in-kind in satisfaction of certain dividend requirements with respect to such preferred stock.  The convertible preferred stock was originally issued in a private placement of 8,000 shares of Series A convertible preferred stock to affiliates of Hale Capital Partners, LP completed in September 2012.  For more information about the rights and preferences of the convertible preferred stock please see the section of this prospectus titled “Description of Capital Stock – Series A Convertible Preferred Stock.”

All of the shares offered hereby are being sold by the selling stockholders named in this prospectus, and we will not receive any proceeds from sales of these securities.  We will bear the costs and fees of the registration of the shares, and the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

The prices at which the selling stockholders or their permitted transferees may dispose of their Adept shares or interests therein will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale, or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares or interests therein under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.  The selling stockholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

Our common stock trades on the Nasdaq Global Market, or Nasdaq, under the symbol “ADEP”.  On March 27, 2013, the last reported sale price of our common stock on Nasdaq was $2.86 per share.

We were incorporated in California in 1983 and reincorporated in Delaware in November 2005.  Our principal executive offices are located at 5960 Inglewood Drive, Pleasanton, California  94588. Our telephone number is (925) 245-3400 and our website address is http://www.adept.com. Information contained in our website is not a part of this prospectus.

INVESTING IN OUR SHARES INVOLVES RISK.  YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 2 OF THIS PROSPECTUS. SEE “RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2013

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This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

All references to “Company” “we,” “our” or “us” refer solely to Adept Technology, Inc. and not to the persons who manage us or sit on our Board of Directors or are our stockholders. Reference to “selling stockholders” refers to those stockholders listed herein under “Selling Stockholders” beginning on page 13 of this prospectus, who may sell shares from time to time as described in this prospectus. All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Adept, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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RISK FACTORS

You should carefully consider the risks described below that we believe to be the risks faced by Adept, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Our operating results fluctuate due to factors that are difficult to forecast, are often out of our control, and can be volatile.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

•	changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

•	impact of our restructuring activities on our operations;

•	our ability to effectively manage our working capital;

•	changes in our products’ market acceptance or demand;

•	new products or changes in pricing, by us, our distribution channels, or our competitors;

•	pricing and availability of components and raw materials;

•	changes in our product mix from quarter to quarter affecting our gross margins;

•	our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

•	our inability to adjust certain fixed costs and expenses for changes in demand;

•	currency exchange rate fluctuations;

•	shifts in geographic concentration of our sales or supply;

•	seasonal fluctuations in demand and our revenue;

•	our ability to expand our product offerings; and

•	extraordinary events such as litigation, claims or mergers and acquisitions.

We generally recognize revenues upon shipment, or in certain cases upon receipt by customers. As a result, our net revenues and results of operations are affected by the timing of orders received and shipped. A significant percentage of our shipments occur in the last month of each quarter. This can make it difficult to reliably forecast the demand level for our products for a particular quarter. Further, an order cancellation, reduction or delay in shipments near the end of a fiscal period may cause sales to fall below expectations and harm our operating results for that period. We have and may also enter into agreements requiring us to accept certain orders meeting agreed criteria and to hold specified levels of inventory available. To address these difficulties, we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. As a result, our operating results vary, our stock price is volatile, and we may not be able to achieve or sustain our profitability on a quarterly or annual basis.

We have experienced operating losses and negative cash flow in the past, and have limited liquid resources, which could impair our ability to invest in growth and adversely affect our operations.

We have experienced operating losses and negative cash flow, and if our projected revenue fails to increase or our expenses exceed current expectations, we may not be able to take advantage of market opportunities, adequately respond to competitive pressures or fully execute our business plan. In June 2012, we raised approximately $3.1 million in connection with our public offering of common stock, and in September 2012, we raised approximately $7.6 million of net proceeds, in connection with our preferred stock financing. While these financings have increased our cash resources and allowed us to pay off our outstanding principal balance under our line of credit which was $5.5 million at June 30, 2012, our liquidity is limited. Though we are under no restrictions at this time regarding transferring cash from our foreign operations to our U.S. operations, regulatory restrictions impeding our ability to transfer foreign cash reserves may occur in the future, and we may have limited access to a portion of those existing cash balances. We depend on the cash raised from our recent financings and funds generated from operating activities to meet our operating requirements and execute our growth plan.  We have also historically relied on our line of credit under an amended and restated credit facility which includes restrictions on amounts that may be drawn down under the facility and are tied to the Company’s accounts receivable.  Our preferred stock entitles the holders thereof to quarterly dividends at a fluctuating rate of up to 4% (subject to increase on certain triggering events), provides for certain elective installment payments in cash or stock subject to certain equity conditions, and is redeemable in 2016 and upon certain trigger events.  We do not anticipate paying any dividends on our common stock.  If we are unable to obtain and maintain sufficient capital on favorable terms, it could undermine our flexibility to pursue additional expansion opportunities and could limit the working capital available to our business, harming our operating results.

Our restructuring efforts may not be effective, might have unintended consequences, and could negatively impact our business.

From time to time, we have restructured our operations in response to changes in the economic environment, our industry and demand. To lower our operating costs during fiscal 2011, we implemented organizational improvements designed to reduce our ongoing costs, which included office consolidation, reorganization and streamlining of our North American operations, and incurred related restructuring expenses. During fiscal 2012, we consolidated our Denmark operations from our InMoTx acquisition into our existing facilities and operations, for which we have incurred restructuring expenses in fiscal 2012.  We commenced a restructuring program in the second quarter of fiscal 2013 in response to a persistent decline in demand broadly experienced across the Company's target markets, we continued efforts to lower our operating costs and implemented a restructuring including a reduction of work force, streamlining operations, eliminating duplicate functions and non-essential administrative services.  In connection with this restructuring program, Adept reviewed and aligned its strategic priorities and rebalancing its investment in its businesses to maintain sufficient liquidity with renewed emphasis in its core competencies and prioritization of a focused growth initiative to selectively develop market-driven products and maintain the high level of performance expected by customers.   Despite our efforts to structure the company and business to operate in a cost-effective manner while adequately facing competitive pressures and fulfilling customer needs, some cost-cutting measures could have unexpected negative consequences. While our restructuring efforts reduced or are expected to reduce our costs, we cannot be certain that all restructuring efforts will be successful, or that we will not be required to implement additional restructuring activities in the future. If we are unable to structure our operations effectively or if we face costly employee or contract termination claims, our operations and prospects could be harmed.

We depend on outsourced manufacturing and information technology capabilities and single source suppliers, and if we experience disruptions in this supply or prices increase, our business may suffer.

We outsource most of our manufacturing functions, and obtain many key components, materials and mechanical sub-systems from sole or single source suppliers. We have limited contracts or guaranteed supply arrangements with these suppliers, and the lack of alternate sources and lengthy qualification process for replacement suppliers involves significant risks. These risks include whether or not new suppliers will provide adequate quantities with sufficient quality on a timely basis, and the risk that supplier pricing may be higher than anticipated. If we are unable to obtain necessary items on a timely basis, at acceptable prices, and of sufficient quality, we could lose current or future business. In the past, we have experienced quality control or specification problems with certain components provided by sole source suppliers, and have had to design around the particular flawed items. Any quality issues could result in customer dissatisfaction, lost sales, or increased warranty costs, and could harm our results of operations.

Any significant price increase or disruption of our supply sources could interrupt our product shipments, require reengineering, and damage customer relationships. If our suppliers cease manufacturing components that we require, we may need to purchase a significant amount of inventory that could lead to an increased risk of inventory obsolescence. Finally, if we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical sub-systems on a timely and cost-effective basis due to long procurement lead times, our business could be substantially impaired.

Global economic conditions currently affecting our customers and suppliers may also negatively affect our financial results by decreasing our revenues and increasing our risk of credit-related losses.

The global economic downturn over the last five years and the following European debt crisis and concern about an impending “fiscal cliff” has created a widespread slowdown in capital investment, manufacturing, and demand for consumer products particularly in our disk-drive and solar markets. In response, our suppliers have or may increase their prices or reduce their output. Some of our customers (including systems integrators) have, and may continue to defer, reduce or cease to place orders for our products, or may delay or default on their payment obligations, reducing our revenues or margins or increasing our credit losses, which would negatively affect our results of operations.

Our inability to accurately forecast, or react quickly and adequately to increases or decreases in demand for our products could harm our business and results of operations.

Intelligent automation systems using our products can range in price from $25,000 to $500,000. Accordingly, our success directly depends upon the capital expenditure budgets of our customers, which tend to be cyclical. The economic downturn resulted in cutbacks in capital spending in some of our major markets, and our business has been, and may continue to be, directly and negatively impacted. Industry downturns have been characterized by reduced demand for devices and equipment, production over-capacity, and accelerated declines in average selling prices. During periods of declining demand, we have implemented several worldwide restructuring programs to realign our business and lower our expenses accordingly. However, our ability to reduce expenses is limited by our need to retain and motivate key employees, and by our need for continued investment in product engineering, research and development. We also have extensive ongoing customer service and support requirements and must maintain a certain level of inventory to satisfy potential customer commitments, as well as administrative costs that cannot easily be reduced. Further, our failure to effectively manage product transitions or accurately forecast customer demand, in terms of both volume and configuration, may lead to an increased risk of excess or obsolete inventory.

We also must be able to maintain the ability to quickly increase our manufacturing capacity upon an increase in orders or general upturn in any of our markets. Typically, upturns in markets such as disk drive or electronics have been characterized by abrupt demand increases, and production under-capacity. We must be able to ramp up in times of increased demand and hire sufficiently to service our customers, and our inability to do so could cause current or future customers to place orders with our competitors instead.

Our international operations and reliance on foreign suppliers subject us to risks outside of our control that may harm our operating results.

We have significant operations outside the United States, including a presence in Asia. Additionally, a substantial majority of our revenue is derived from non-U.S. sales: international sales represented 71% in the first half of fiscal 2013, and 72% and 71% of revenues for fiscal 2012 and fiscal 2011, respectively. We expect that revenue from our international sales and operations will continue to account for a significant portion of our total revenue. We also purchase some critical components from, and increasingly rely upon, foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales, purchases, and operations which include:

•	difficulties coordinating operations subject to differing regulatory regimes;

•	unexpected changes in regulatory requirements;

•	political, military, and economic instability or turmoil and extraordinary disruptions;

•	restrictive governmental actions, such as tariff regulations and other trade barriers;

•	transportation costs and delays;

•	stringent local jurisdictional requirements favoring local business and organized labor considerations;

•	longer payment cycles and greater difficulty collecting accounts receivables from foreign jurisdictions;

•	potentially adverse tax rates, tax treatment of our intercompany transactions and consequences; and

•	difficulty in obtaining appropriate personnel.

We face exposure to fluctuations in foreign currency exchange rates, as a significant portion of our revenues, expenses, assets, and liabilities are denominated in foreign currencies. Additionally, we make foreign currency-denominated purchases from some foreign suppliers, and thus remain subject to the transaction exposures that arise from foreign exchange movements between the date that the transactions are recorded and the date cash is paid. Continued fluctuations in foreign currencies could negatively impact our business.

As we are subject to the regulatory regimes of numerous governments, we must ensure that our operations comply with all applicable geographic requirements, including changing requirements affecting our business, and business and tax audits, by foreign authorities, the results of which cannot be assessed as to the amount of financial or operational exposure at this time.

In early 2011, we opened a facility in Shanghai, China to capitalize on opportunities presented by the Asian markets. We face all the risks inherent in operating in a foreign emerging market where we have not previously operated a facility. Our China-based activities are subject to greater political, regulatory, legal and economic risks than those faced by other operations. There can be no assurance that we will be successful in our operations in China.

The long sales cycle, customer evaluation and implementation processes of our products may increase the costs of securing sales and reduce the predictability of our earnings.

Our products are technologically complex, and prospective customers generally must commit significant resources to test and evaluate performance, and to install and integrate our products into larger systems. As a result, our sales process is often subject to the evaluation and approval delays that are typically associated with large capital expenditures. The sales cycles for our products often last for many months or even years, and orders expected in one quarter may shift to another or be canceled entirely because of customers’ budgetary constraints or internal acceptance reviews. Longer sales cycles require us to invest significant resources in attempting to secure sales that may not be realized in the short term, and therefore may delay or prevent revenue generation. The time required for our customers to incorporate our product into their system can also vary significantly, which further complicates our planning processes and reduces the predictability of our operating results.

Our failure to keep up with rapid technological change and new product development would harm our ability to compete.

The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. We must anticipate trends in our customers’ industries and develop products before our customers’ products are commercialized, because many of our products are used by our customers to develop, manufacture, and test their own products. If we do not accurately predict our customers’ needs, we may invest substantial development resources in products that may not achieve broad market acceptance. Further, if we are unable to develop new and enhanced products meeting customers’ changing technical specifications on a timely and cost-effective basis, our products may become uncompetitive or obsolete. We also must make decisions about whether or not to develop and offer products to a given market, and if our judgment of that market is incorrect, our business could be harmed.

The market for intelligent automation products is intensely competitive, which may make it difficult to grow our business or to maintain or enhance our profitability.

Our competitors include robot, motion control, machine vision, and simulation software and packaging companies, many of which have substantially greater resources than we do. Our competitors in the robot market also include integrated manufacturers that produce robotics equipment for internal use, and also compete with our products for sales to other customers. Because they can generate substantial unit volumes to satisfy internal demand, these competitors may have greater pricing flexibility. During the recent economic downturn, we have experienced aggressive price reductions and other accommodations by our competitors, in addition to increased price sensitivity by our customers. We believe that the principal competitive factors affecting the market for our products are:

•	product features, functionality, and ease of use;

•	price;

•	brand quality perception;

•	customer service; and

•	timeliness, predictability, and reliability of delivery.

Increased competitive pressure and declining barriers to market entry could result in a loss of sales or market share or force us to lower prices. Failure to enhance our brand would impair our ability to increase or maintain our customer base, and we may not be able to compete successfully in the future.

The growth of our business depends upon the development and successful commercial acceptance of our new products.

Our failure to develop, manufacture, and sell new products in quantities sufficient to offset a decline in revenue from existing products or to successfully manage product and related inventory transitions could harm our business. We depend upon a variety of factors to ensure that our new and enhanced products are successfully commercialized, including timely and efficient completion of design and development, implementation of manufacturing processes, and effective sales, marketing, and customer service. Because of the complexity of our products, significant delays may occur in introducing new products, or between a product's initial introduction and volume production.

The development and commercialization of new products involve many difficulties, including:

•	identification of new product opportunities;

•	retention and hiring of appropriate research and development personnel;

•	determination of the product's technical specifications;

•	successful completion of the development process;

•	successful marketing of the new product and achieving customer acceptance;

•	managing inventory levels; and

•	additional customer service and warranty costs associated with supporting new product introductions and/or effecting subsequent potential field upgrades.

We must expend significant financial and management resources to develop new products. We cannot assure that we will receive meaningful revenue from these investments. If we are unable to continue to successfully develop new products in response to customer requirements or technological changes, or our new products are not commercially successful, our business may be harmed.

Our acquisitions of MobileRobots and InMoTx expanded our business with new technologies and solutions for additional markets in fiscal 2011 through 2013, including our Adept PAC™ solutions for complex food processing and packaging applications, and mobile robotic systems, control and software for autonomous robot and AGV applications. We had little or no experience in these markets prior to the completion of these acquisitions and are unable to accurately forecast the future commercial acceptance of these additional product lines.  In response to a decline in sales across our businesses beginning at the end of fiscal 2012, we have had to focus our efforts on our core competencies and sources of revenue generation and had fewer resources to invest in our new businesses which have a more extended period of introduction to, and acceptance by, customers.  In connection with our restructuring, we have prioritized our focus to our core and mobile businesses and we have also altered our sales model for our packaging business to a channel focus.  This may negatively impact the growth of our new businesses and revenue potentially earned from the related new product introductions.

We generally have no long-term customer contracts and our backlog cannot be relied upon as a future indicator of sales.

We generally do not have long-term contracts with our customers, and existing contracts and purchase commitments may be canceled under certain circumstances. As a result, we are exposed to competitive price pressures on every order, and our agreements with customers do not provide assurance of future sales. Our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. Our backlog should not be relied on as a measure of anticipated demand or future revenue, because the orders constituting our backlog are subject to changes in delivery schedules and may be subject to cancellation without significant penalty to the customer. Any reductions, cancellations or deferrals in customer orders would negatively impact us.

We market and sell our products primarily through an indirect channel comprised of third-party resellers not under our control.

We believe that our ability to sell products to systems integrators and OEMs will continue to be important to our success. However, our relationships with these partners are generally not exclusive, and we cannot control the timing or amount of their procurement or marketing of our products. Some systems integrators and OEMs who sell our products also sell products of our competitors. If they choose to promote competing products or simply fail to market our products successfully, our revenue could decrease.

As we enter new geographic and applications markets, we must locate and establish relationships with systems integrators and OEMs to assist us in building sales in those markets. Because of product integration expenses and the large amount of training required, significant time and resources may be required to establish a profitable relationship with a systems integrator or OEM. We may not be successful in establishing or maintaining an effective relationship with new systems integrators or OEMs, which would adversely affect our business.

Our acquisitions of MobileRobots and InMoTx and any future acquisitions may disrupt our business and harm our operating results.

In fiscal 2010 and 2011, respectively, we acquired MobileRobots and InMoTx, and we may acquire other businesses and technologies to further our strategic objectives. We had no prior experience with the autonomous robot and automated guided vehicle technologies market of MobileRobots and the gripping technology offered by InMoTx. These new businesses have required investment to introduce new products to customers funded by our core historical business.  To date, these new businesses have not produced revenues sufficient to fund these investments to make these businesses successful.   We are unable to predict the market acceptance of any new additions to our business.

Our acquisitions present risks, including:

•	Significant expenditures of cash and dilutive stock issuances;

•	difficulties in integrating the product offerings, operations, or workforce;

•	difficulties in establishing and maintaining effective uniform standards, controls, procedures and policies;

•	the loss of key personnel or customers from either our current business or the acquired company’s business;

•	adverse effects on existing relationships with suppliers;

•	disruptions of our on-going businesses and diversion of our existing resources;

•	difficulties in realizing our financial and strategic objectives of the acquired business;

•	negative impact on results of operations due to goodwill impairment write-offs, amortization of intangible assets other than goodwill, or assumption of anticipated liabilities;

•	risks of entering new markets in which we have limited or no previous experience;

•	entering geographic areas or distribution channels with no prior experience;

•	assumption of unanticipated liabilities, such as problems with the quality of the acquired company’s product; and

•	diversion of management attention.

The risks above could significantly harm our business. The failure to successfully evaluate and execute acquisitions or adequately address these risks could materially harm our financial results.

Our products could have unknown defects which may give rise to claims against us, increase our expenses, or harm our reputation.

Our products are complex and despite testing, our products or enhancements may contain defects, errors or performance problems. Any defects or errors could result in expensive and time-consuming design modifications or warranty charges, harmed customer relationships, and loss of market share. Newly released products which have not seen as much use and testing in the marketplace as older product lines can be more susceptible to undetected defects.  As we aim to generate increasing amounts of revenue from sales of recently released products, the negative impact on our business resulting from defects in such products could be significant.

The existence of any defects, errors, or failures in our products could also lead to product liability claims against us, our channel partners, or against our customers. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. Any claim could result in significant legal defense costs, divert resources, harm our reputation, and negatively impact us.

Our failure to protect our intellectual property and proprietary technology may impair our competitive advantage.

Our success depends in part upon protecting our proprietary technology and trade secrets. We primarily rely on a combination of patents, trademarks, copyrights, trade secret protection, licenses, and nondisclosure agreements to protect our proprietary rights, but have not always sought patent, registration, or similar protection on our technology where it may have been available. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property or to provide us with any commercial advantage. The process of obtaining patent protection can be time consuming and costly, and our ability to enforce our intellectual property rights is subject to uncertainty and litigation risks.

We may face costly intellectual property infringement claims.

Allegations of intellectual property infringement by our products may arise and could include claims against us, our manufacturers, our suppliers, or even our customers. Because there are numerous patents in the automation industry, it is not always practicable to determine in advance whether a product or any of its components infringes intellectual property rights. As a result, we may be forced to respond to intellectual property infringement claims to protect our rights. Regardless of merit, these claims could consume management time, result in costly litigation, or cause product shipment delays. In settling these claims, we may be required to cease selling products or services, pay damages, redesign the challenged technology, or enter into unfavorable royalty or licensing agreements. Any of these could seriously harm our business.

Our investments in certain new markets subject us to increased regulation and potential product liability, and there is no guarantee that we will be successful in these markets or that risks related to these industries will not have an adverse effect on our business.

Our systems and controls are sold in a variety of industries, including solar, packaging and medical, among others. Our penetration of the packaging market for food and certain other regulated items where we see potential revenue growth also requires additional costs to fulfill necessary certification and compliance processes. We have increased our strategic focus on sales for certain applications that are highly regulated, including the automation of repetitive operations in diagnostic and pharmaceutical labs. As we start to engage in certain activities in the medical industry, we must ensure that our products and systems comply with various regulatory requirements relevant to medical applications. This will increase costs necessary to operate our business, and our failure to comply with these requirements could have an adverse effect on our ability to sell our products or subject us to regulatory actions or fines.

Our failure to comply with environmental laws and regulations could harm our business.

We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of hazardous substances used in the manufacturing and assembly of our products. We believe that we are in compliance with material environmental regulations and have all necessary environmental permits. However, our failure to comply with present or future regulations could result in penalties or liabilities, and could curtail our operations.

Our success depends on our continuing ability to attract, retain and motivate highly-qualified personnel.

Our inability to attract, train, motivate, and retain qualified management, sales, and technical personnel could adversely affect our ability to design, manufacture, market, sell our support and our products, and to meet our requirements as a public company. Many companies with which we compete for qualified personnel have greater resources than we do. In addition, in making employment decisions in the technology industry, job candidates often consider the value of the equity they receive in connection with their employment. Therefore, volatility in the price of our stock may adversely affect our ability to attract or retain technical personnel, which could harm our business.

If we fail to maintain adequate internal controls over financial reporting, our business could be materially and adversely affected.

Under the Sarbanes-Oxley Act, our management must establish, maintain and make certain assessments and certifications regarding our disclosure controls and internal controls over financial reporting. We have dedicated significant resources to our efforts to comply with these requirements, including significant actions to develop, evaluate, and test our internal controls but cannot provide absolute assurances. A failure to maintain adequate internal controls could result in inaccurate or late reporting of our financial results, an investigation by regulatory authorities, a loss of investor confidence, a decrease in the trading price of our common stock and could expose us to costly litigation or regulatory proceedings.

Our preferred stock and the concentration of our equity ownership among few stockholders could adversely affect the liquidity and market price of our securities, and may permit a few stockholders to influence the results of stockholder decisions.

We have approximately 10,744,482 shares of common stock and 8,000 shares of convertible preferred stock outstanding as of March 27, 2013. A small number of holders beneficially own the substantial majority of our outstanding equity. These securities are generally freely tradable or subject to registration statements, or in the case of our preferred stock, registration obligations of the Company to be completed in fiscal 2013 including as reflected in the registration statement of which this prospectus forms a part, permitting their sale with little or no restriction.  The potential sale of these securities creates meaningful overhang on the market for our securities and sales by any of these large holders would increase the current volatility of our common stock, the market price of which is affected by our low trading volume. This may affect the trading market for our stock, and could control the results of matters requiring stockholder approval, which may delay or prevent a change of control or negatively affect our stock price.  As further discussed below, our recently issued preferred stock is convertible into common stock at any time by the holder and provides other rights of the holders to approve certain matters, including additional indebtedness, liens, dilutive or senior securities issuance or extraordinary transactions. These approval rights could delay or prevent a change of control or other corporate actions and negatively affect our stock price.

Stockholders may experience dilution of their ownership interests and the market price of our common stock may be depressed by future issuances of additional shares of our equity securities.

We issued 920,000 shares of our common stock in a public offering in June 2012 and issued 8,000 shares of preferred stock convertible into common stock at a $4.60 conversion rate in September 2012.  From time to time, we may issue additional common or preferred stock or other equity securities for various reasons, including to finance our operations, to fund acquisitions or to hire or retain employees.  Any issuances of our equity securities, or the perception that such issuances may occur, could dilute the interests of our stockholders and have a material negative effect on the trading price of our common stock.   The rights and preferences of the preferred stock may decrease the perceived value, and thus the trading price, of our common stock.  Furthermore, the preferred stock is convertible at the option of the holder at any time upon the occurrence of certain events or satisfaction of certain conditions, and the issuance of common stock upon such conversion could require us to issue a significant number of shares of our common stock and result in significant dilution to existing stockholders.

At December 29, 2012, options to purchase approximately 1,478,470 shares of our common stock were outstanding under our equity compensation plans, and approximately an additional 718,488 shares of common stock were available for future grant and issuance under such plans. We can also issue shares under our employee stock purchase plan, which had approximately 386,682 shares available for issuance at December 29, 2012. Shares of common stock issued under these plans are generally freely tradable in the public market, subject to certain limitations applicable to our affiliates. Option exercises and employee stock purchase plan purchases could increase the number of common shares outstanding and could adversely affect the prevailing market price of our common stock, due to our low trading volume.   Our use of equity to raise additional financing or as consideration in connection with a future acquisition or other transaction could also result in the dilution of our stockholders’ equity interest.

Our stock price may fluctuate widely, making resale of our common stock difficult.

The market price of our common stock has fluctuated substantially. Our stock price may continue to fluctuate significantly in response to factors including:

•	fluctuations in operating results;

•	our liquidity needs and constraints;

•	the effectiveness of cost control measures and other restructuring actions;

•	changes in our business focus and operational organization;

•	our restructuring activities and changes in management and other personnel;

•	our limited public float and the limited trading volume of our common stock on NASDAQ;

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	general conditions in the intelligent automation and packaging industries;

•	the introduction of new products or changes in product pricing by us or our competitors;

•	litigation or claims relating to the volatility of our common stock, internal controls, proprietary rights or other matters;

•	developments in the financial markets; and

•	perceived dilution from stock issuances in financing or acquisition transactions.

ADEPT TECHNOLOGY, INC.

Adept is a global, leading provider of intelligent and mobile robot solutions and services that enable customers to achieve increased productivity and quality in their assembly, handling, packaging, testing and logistics processes. With a comprehensive portfolio of intuitive application software, integrated vision and sensing, real-time motion controllers and high-reliability robots and autonomous vehicles, we provide specialized, cost-effective robotic systems and services to selected growth markets including Medical, Electronics, Food and Semiconductor; as well as to traditional industrial markets including Machine Tool Automation and Automotive Components

Our headquarters are in Pleasanton, California and we also maintain facilities in New Hampshire, France, Germany, Singapore and Shanghai for individual business operations, sales and customer support.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” or the negative of these terms, and similar expressions. These statements reflect our current views with respect to future events.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements, many of which are discussed in greater detail under the heading “Risk Factors” in this prospectus. Forward-looking statements include, but are not limited to, statements about:

•	the economic environment affecting us and the markets we serve and the impact of our restructuring efforts in response to the economic environment;

•	the timing and impact of the Company's decisions to engage in restructuring actions and other expense-related matters;

•	sources of revenues and anticipated revenues, including the contribution from new products and markets;

•	our expectations regarding our cash flows and the impact of the timing of receipts and disbursements and requirements of our credit facility;

•	our ability to successfully integrate and grow our new and acquired businesses;

•	the impact of the acquired companies on the Company's operations, the Company's inability to react quickly to changes in demand for our products;

•	our estimates regarding our liquidity and capital requirements;

•	marketing and commercialization of our products under development and services;

•	our ability to attract customers and the market acceptance of our products;

•	our ability to establish relationships with suppliers, systems integrators and OEMs for the supply and distribution of our products;

•	plans for future products and services and for enhancements of existing products and services;

•	plans for future acquisitions of products, technologies and businesses;

•	the costs of international operations, sales and foreign suppliers and the impact of foreign currency exchange;

•	the cyclicality of capital spending of the Company’s customers and lack of long-term customer contracts;

•	the highly competitive nature of and rapid technological change within the intelligent automation industry;

•	the lengthy sales cycles for the Company’s products;

•	the Company’s increasing investment in markets that are subject to increased regulation;

•	risks associated with sole or single sources of supply, including suppliers located in Japan;

•	potential delays associated with the development and introduction of new products; and

•	the need to complete acquisitions to expand operations.

USE OF PROCEEDS

All proceeds from the disposition of the common shares covered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock by the selling stockholders.  See “Plan of Distribution”.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear the costs, fees and expenses incurred to effect the registration of the shares covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of counsel and our independent registered public accounting firm.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the convertible preferred stock and in payment of certain dividends payable with respect to the preferred stock.  For additional information regarding the issuance of those convertible preferred stock, see "Description of Capital Stock – Our Series A Convertible Preferred Stock" below.  We are registering the shares of common stock to permit the selling stockholders to offer such shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible preferred stock, as of March 27, 2013. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the maximum number of shares of common stock potentially issuable to the selling stockholders, including the sum of (i) the number of shares of common stock issuable upon conversion of the convertible preferred stock as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the number of shares of common stock issuable as dividends with respect to the preferred stock as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  Because the conversion price of the convertible preferred stock may be adjusted and amount of shares issuable as payment-in-kind for dividends may vary, the number of common shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering

HCP-ROBO, LLC	1,739,130	2,107,922	0

The securities reported herein are indirectly held by Hale Capital Partners, LP, a Delaware limited partnership (“HCP”) through HCP-ROBO, LLC, a Delaware limited liability company (“ROBO”) of which HCP is the sole member. Martin M. Hale, Jr. (“Mr. Hale”) is the Chief Executive Officer of HCP and a member of the Board of Directors of Adept. Mr. Hale is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of Hale Fund Management, LLC, a Delaware limited liability company (“HFM”), the general partner of Hale Capital Management, LP (“HCM”), the manager of HCP. The address and principal office of ROBO, Mr. Hale, HFP and HFM is 570 Lexington Avenue, 49th Floor, New York, New York 10022.

Except for the ownership of the convertible preferred stock issued pursuant to the Securities Purchase Agreement by and between Adept and affiliates of HCP, dated as of September 5, 2012 (the “Securities Purchase Agreement”) and as described below under “Description of Capital Stock – Preferred Stock”, including Mr. Hale’s election to the Board of Directors of Adept, the selling stockholders have not had any material relationship with us within the past three years.   HCP has provided limited business, financial, operational, and organizational strategic consulting services to Adept which services were completed prior to the date of the initial filing of this Registration Statement.  Additionally, Adept’s President and Chief Executive Officer, Mr. Rob Cain, has served as an operating partner of HCP since March 2010.  Mr. Cain and HCP have advised Adept that there is no agreement between with Mr. Cain and HCP pursuant to which Mr. Cain is an officer of Adept.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible preferred stock and in payment of certain dividend requirements with respect to the preferred stock to permit the resale of these shares of common stock by the holders of the convertible preferred stock from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales as permitted by applicable law;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers as permitted by applicable law, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short as permitted by applicable law and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible preferred stock or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $30,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

Adept is authorized to issue 19,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.  As of March 27, 2013, there were approximately 10,744,482 shares of common stock outstanding and 8,000 shares of preferred stock outstanding.

The following is a summary of the material terms of our capital stock and certain other securities convertible into our capital stock. You should refer to our Certificate of Incorporation, as amended, and Bylaws and the agreements and instruments described below for more detailed information.

Common Stock

Each share of common stock entitles its record holder to one vote on all matters to be voted on by the stockholders of Adept.  Except as otherwise provided by law, actions by the stockholders of Adept may be approved by a majority vote of the stockholders present at a duly called meeting of the stockholders at which a quorum is present, provided that the amendment of the Bylaws of Adept by the stockholders requires the affirmative vote or written consent of a majority of the outstanding shares of stock entitled to vote generally in the election of directors.  The Board of Directors of Adept consists of seven directors, all of whom are elected annually at the annual meeting of stockholders, and is not classified.  At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect.  No provision of Adept's Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

Each holder of common stock of Adept is entitled to share pro rata in any dividends paid on the common stock in funds legally available for that purpose, when, as and if declared by the Board of Directors of Adept in its discretion. but subject to the prohibitions on dividends payable to common stock without the approval of a majority of the preferred stock  as described below.  The shares of common stock of Adept have no preferred dividend rights or any conversion, redemption or other rights, or any rights to payment from any sinking or similar fund.  The shares of common stock also do not have any preemptive, subscription or other similar rights. There are no restraints in the Certificate of Incorporation or Bylaws of Adept on the right of holders of shares of common stock to sell or otherwise alienate their shares of stock in Adept.  There are no provisions in the Certificate of Incorporation or Bylaws of Adept providing for any calls or assessments against holders of shares of common stock or discriminating against any existing or prospective holder of shares of common stock as a result of such security holder owning a substantial amount of securities.  Upon liquidation, dissolution or winding up of Adept, each holder of shares of common stock will be entitled to receive a pro rata share of the assets of Adept, after payment of, if any, all Adept's debts and liabilities and subject to any applicable liquidation or other payments owed to preferred stockholders.

In addition to Adept’s outstanding common stock, Adept has outstanding options to purchase its common stock held by its employees and directors and additional shares available for issuance under several equity compensation plans, as further described in Adept’s periodic reports filed with the SEC.

Preferred Stock

Adept is authorized to issue 1,000,000 shares of preferred stock, par value $0.001 per share, to which Adept is authorized to issue 9,500 shares designated as Series A convertible preferred stock.  Adept currently has 8,000 shares of Series A convertible preferred stock outstanding.  The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the convertible preferred stock and in payment of certain dividend requirements with respect to the preferred stock.

Series A Convertible Preferred Stock

On September 18, 2012, Adept  issued to an affiliate of HCP, 8,000 shares of Series A convertible preferred stock, par value $0.001 per share, at a price of $1,000 per share, subject to the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”).  The Certificate of Designations sets forth the terms, rights, obligations and preferences of the Series A convertible preferred stock and provides that holders of the Series A convertible preferred stock are entitled to receive dividends payable quarterly in arrears payable, at the election of Adept either in cash, or subject to certain equity conditions, in common stock.  Each share of the Series A convertible preferred stock is convertible, at the option of the holder and upon certain mandatory conversion events, at a conversion rate of $4.60 (as adjusted for stock splits, stock dividends, reverse stock splits, stock combinations, reclassifications and similar events).

On March 27, 2013, Adept entered into a letter agreement with the holders of the Series A convertible preferred stock (the “Letter Agreement”), with respect to the waiver and deferrals of certain rights related to the Series A convertible preferred stock.

Pursuant to the Certificate of Designations and the Letter Agreement, if on or after 103 days following  the first anniversary of the issuance of the Series A convertible preferred stock, the common stock price exceeds the “Applicable Percentage” (meaning, 200% until the 103 days after the second anniversary of the issuance date, 175% until 103 days after the third anniversary of the issuance date, and 150% thereafter) for a consecutive 60 days, such price is maintained until conversion, and certain equity conditions providing that such shares of common stock issued upon conversion can be immediately saleable by the preferred stockholders, Adept can convert the Series A convertible preferred stock up to an amount equal to the greater  of the arithmetic average of the weekly trading volume of the Common Stock for each of the 20 consecutive trading days immediately preceding the applicable date of determination (the “Volume Limit”) or the amount of an identified bona fide block trade at a price reasonably acceptable to the applicable preferred stockholder, but which price is not less than the arithmetic average of the weighted average prices of the Common Stock for the five trading days immediately preceding such sale.

Pursuant to the Certificate of Designations and the Letter Agreement, starting 103 days after the date that is18 months after issuance of the Series A convertible preferred stock, if the trading price of the common stock is more than 110% of the conversion price for each of the five trading days immediately preceding the date of determination, Adept may convert up to 10% of the convertible preferred stock issued pursuant to the Securities Purchase Agreement plus any such amount that the Company was not allowed to redeem in cash pursuant to the terms of the Certificate of Designations or under applicable law per quarter at 100% of the original price plus the amount of any accrued and unpaid dividends, subject to a maximum conversion equal to the Volume Limit per month and subject to certain equity conditions. The ability to require this installment conversion requires that Adept (i) maintains on deposit such amount of cash and cash equivalents and (ii) satisfies such EBITDA threshold, in each case as is mutually determined by Adept and Silicon Valley Bank and reasonably acceptable to HCP (which acceptance shall not be unreasonably withheld or delayed). If Adept cannot convert the convertible preferred stock due to its failure to satisfy the conditions, then it may redeem the shares for cash at the same price subject to agreement of the preferred stockholder. Payment of any cash amounts permitted by the Certificate of Designations may also be subject to lender approvals, as applicable.

Upon certain triggering events, such as bankruptcy, insolvency or a material adverse effect or failure of Adept to issue shares upon conversion of the convertible preferred stock in accordance with its obligations, the preferred stockholders may require Adept to redeem all or some of the convertible preferred stock at a price equal to 100% of the conversion amount, and in the event certain equity conditions are not satisfied during a certain period, the greater of (i) the conversion amount being redeemed and (ii) the product of the conversion amount being redeemed and the quotient determined by dividing the highest trading price of the common stock underlying the convertible preferred stock during the period beginning on the date immediately preceding such triggering event and ending on the date the preferred stockholder delivers a redemption notice by the conversion price, plus accrued and unpaid dividends.  Each preferred stockholder can require Adept to redeem its convertible preferred stock in cash at a price equal to 100% of the conversion amount being redeemed plus accrued and unpaid dividends.

Each holder of shares of the Series A convertible preferred stock has a vote equal to the number of shares of common stock into which its Series A convertible preferred stock would be convertible as of the record date,  provided that if the conversion price decreases to below $4.20 (as adjusted for stock splits, stock dividends, reverse stock splits, stock combinations, reclassifications and similar events), then the number of votes per preferred share shall equal to the conversion amount divided by $4.20 (as adjusted for stock splits, stock dividends, reverse stock splits, stock combinations, reclassifications and similar events).  In addition, a majority of the preferred stockholders must approve certain actions, including approving any amendments to Adept’s charter or bylaws that adversely affects the voting powers, preferences or other rights of the preferred stock; payment of dividends or distributions; any liquidation, capitalization, reorganization or any other fundamental change of Adept; issuance of any equity security senior to or in parity with the Series A convertible preferred stock as to dividend rights, redemption rights, liquidation preference and other rights; issuances of equity below the conversion price; any liens or borrowings other than senior indebtedness from established commercial lenders on customary terms; and the redemption or purchase of any of the capital stock of Adept.

In connection with the issuance and sale of the Series A convertible preferred stock, Adept also entered into a registration rights agreement as summarized below and a side letter agreement with HCP that provides that so long as HCP and its affiliates hold preferred stock in an amount equal to not less than 5% of the common stock on an as-converted basis, HCP may designate one director, referred to as the Preferred Holder Director, for election to Adept’s Board of Directors.  The Preferred Holder Director would be entitled to hold committee positions if eligible for service on such committee under NASDAQ and SEC requirements.  HCP is also entitled to designate a non-voting observer to attend any meeting of the Board and committee of the Board. Mr. Hale was designated for election to, and currently serves as a member of, Adept’s Board of Directors.

Registration Rights

Pursuant to the registration rights agreement entered into in connection with the issuance of its Series A Convertible Preferred Stock dated as of September 5, 2012 (the “Registration Rights Agreement”) and the Letter Agreement, Adept agreed to file a registration statement registering the resale of the shares issuable to ROBO upon conversion of the Series A preferred stock within five business days of the Letter Agreement and to cause the registration statement to be declared effective by the SEC as soon as practicable, but in no event later than (i) in the event that the registration statement is not subject to a full review by the SEC, April 29, 2013 or (ii) in the event that the registration statement is subject to a full review by the SEC, July 2, 2013.

The registration statement of which this prospectus is a part has been filed by Adept in fulfillment of its obligations under the Registration Rights Agreement. Adept intends to maintain the registration until the shares covered by this prospectus can be freely resold without restriction or limitation under Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) or otherwise under applicable securities laws or such shares are sold.

Adept also entered into registration rights agreements with the investors in its 2003 common stock financing, or the 2003 Financing, under which Adept registered the resale of the common stock issued in the 2003 Financing. Adept is obligated to maintain the effectiveness and availability of the registration statement until the shares can be resold without restriction, but has certain rights to delay updating the registration statement or prospectus included in the registration statement during periods while we are in possession of material non-public information that would be required to be included in the prospectus.

Adept also has certain customary obligations under each of its registration rights agreements to indemnify for losses incurred by the investors in connection with any untrue statements of material fact or material omissions in the registration statement and for certain violations of securities and other similar laws.

Anti-Takeover Provisions

Adept may issue additional preferred stock from time to time in one or more series, subject to certain authority held by the Board of Directors, including the authority to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock.  The issuance of additional preferred stock may have the effect of making removal of management more difficult and delaying, deferring or preventing a change in control of Adept.

Adept is subject to the provisions of Section 203 of the General Corporation Law of Delaware.  Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  A business combination includes mergers, consolidations, asset sales and other transactions involving Adept and an interested stockholder.  In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of Adept voting stock.  Section 203 could discourage certain potential acquirers unwilling to comply with its provisions.

Transfer Agent and Registrar; Market

The transfer agent for our common stock is Computershare Shareowners Services LLC.  Our common stock is traded on the Nasdaq Global Market under the symbol “ADEP.”

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed on for us by Gibson, Dunn & Crutcher LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Adept Technology, Inc. appearing in Adept Technology, Inc.'s Annual Report (Form 10-K) for the year ended June 30, 2012 (including the schedule appearing therein), have been audited by Armanino LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information. We make available on or through our website, http://www.adept.com, free of charge, copies of these filings as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information on our website is not incorporated by reference into this prospectus. You can also request copies of such documents by contacting our Investor Relations Department at 5960 Inglewood Drive, Pleasanton, California  94588 or sending an email to investor.relations@adept.com. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Adept, that file electronically with the SEC. The address of that site is http://www.sec.gov. Unless specifically listed below under “Incorporation of Certain Documents by Reference” the information contained on the SEC website is not incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-3, including exhibits, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Exchange Act:

(a)	Adept’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012, as filed with the SEC on September 24, 2012, including all material incorporated by reference therein;

(b)
Adept’s Quarterly Reports on Form 10-Q for the quarter ended September 29, 2012, as filed with the SEC on November 13, 2012, and the quarter ended December 29, 2012, as filed with the SEC on February 12, 2013;

(c)
Adept’s Current Reports on Form 8-K filed with the SEC on September 6, 2012, September 19, 2012,  September  25, 2012,  October 9, 2012,  November 8, 2012 (only as to item 5.02), November 16, 2012, February 6, 2013 (only as to item 2.06), February 25, 2013, March 14, 2013, and March 29, 2013;

(d)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

(e)
The description of the Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on October 31, 1995 pursuant to Section 12(g) of the Exchange Act, including the Current Report on Form 8-k12G3 filed on November 10, 2005 and including any amendment or report filed for the purpose of updating such description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated on deemed to be incorporated by reference herein, modifies on supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus may be obtained from us without charge and will be provided to each person, including any beneficial owner, to whom a prospectus is delivered. You may obtain a copy of the documents at no cost by submitting an oral or written request to Adept’s Corporate Secretary at 5960 Inglewood Drive, Pleasanton, California  94588 or by calling Adept at (925) 245-3400. Additional information about us is available at our web site located at http://www.adept.com. Information contained in our web site is not a part of this prospectus.

2,107,922 Shares

Adept Technology, Inc.

Common Stock

PROSPECTUS

_______, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.a, b

Amount
SEC registration fee	$828.06
Transfer agent and registrar fee	$500
Printing expenses	$500
Accountant fees	$5,000
Counsel fees	$18,500
Miscellaneous	$4,671.94

Total	$30,000

_____________
a. All such amounts are estimates, other than the SEC registration fee.
b. All fees and expenses incident to the registration of the shares disclosed above are borne by Adept Technology, Inc., except for underwriting discounts and trading commissions in connection with the selling stockholders’ offers and sale of the common stock.  Counsel feels include fees incurred in respect of counsel to the selling stockholders in addition to those of counsel to Adept.

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify any of its directors and officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.  In a derivative action (i.e., an action by or in the right of a corporation), a corporation is permitted to indemnify any of its directors and officers for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

As permitted by Section 102(b)(7) of the DGCL, the Registrant’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.  In addition, the Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, the Registrant is authorized to provide indemnification of and advancement of expenses to directors, officers, employees and other agents of the Registrant through bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement of expenses otherwise permitted by Section 145 of the DGCL, subject only to the limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders and others.

As permitted by Section 145 of the DGCL, the Registrant’s Bylaws (the “Bylaws”) provide that: (a) the Registrant is required, to the maximum extent and in the manner permitted by the DGCL, to indemnify each of its directors and officers and persons serving in such capacities in other business entities (including, for example, subsidiaries of the Registrant) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; (b) the rights to indemnification conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors and officers; (c) the Registrant is authorized to maintain director and officer liability insurance to protect itself and any director or officer of the Registrant against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL; and (d) any amendment, repeal or modification of the indemnifications provisions contained in the Bylaws that adversely affects any right of an indemnitee shall be prospective only.

In addition to the above, the Registrant has entered into indemnification agreements with each of its directors and officers.  The indemnification agreements provide directors and officers with the same indemnification and advancement of expenses by the Registrant as described above and to the fullest extent permitted by future Delaware law that expands the permissible scope of indemnification.  The Registrant also provides insurance pursuant to which directors and directors are indemnified or insured against liability or loss under certain circumstances.

Item 16. Exhibits

(a)           Exhibits

3.1
Certificate of Incorporation of Adept-Delaware (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

3.2
Certificate of Amendment of Certificate of Incorporation of Adept-Delaware (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

3.3
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012).

3.4
Amended and Restated Bylaws of Adept-Delaware (incorporated by reference to Exhibit 3.4 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012) .

4.1
Specimen of Common Stock Certificate of Adept-Delaware (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

4.2
Specimen of Preferred Stock Certificate of Adept Delaware.(incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012).

4.4
Registration Rights Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.5
Securities Purchase Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 10.79 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.6
Side Letter Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.7
Letter Agreement, dated as of March 27, 2013, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2013).

5.1	Opinion of Gibson, Dunn & Crutcher LLP.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (incorporated by reference to the signature page hereto).

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section l0(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B. The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pleasanton, State of California on March 29, 2013.

ADEPT TECHNOLOGY, INC.

By:  /s/ Michael Schradle
Michael Schradle
Senior Vice President of Finance and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That each such person whose signature appears below constitutes and appoints, jointly and severally, Rob Cain and Michael Schradle, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement.  Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, including pre-effective and post-effective amendments, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.  This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date

/s/ Rob Cain Rob Cain	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013

/s/ Michael Schradle Michael Schradle	Senior Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2013

/s/ Benjamin A. Burditt Benjamin A. Burditt	Director	March 29, 2013

/s/ Martin M. Hale, Jr. Martin M. Hale, Jr.	Director	March 29, 2013

/s/ A. Richard Juelis A. Richard Juelis	Director	March 29, 2013

/s/ Michael P. Kelly Michael P. Kelly	Chairman of the Board	March 29, 2013

/s/ Herbert J. Martin Herbert J. Martin	Director	March 29, 2013
__________________ Robert J. Richardson	Director	__________, 2013

EXHIBIT INDEX

3.1
Certificate of Incorporation of Adept-Delaware (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

3.2
Certificate of Amendment of Certificate of Incorporation of Adept-Delaware (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

3.3
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012).

3.4
Amended and Restated Bylaws of Adept-Delaware (incorporated by reference to Exhibit 3.4 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012) .

4.1
Specimen of Common Stock Certificate of Adept-Delaware (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 10, 2005).

4.2
Specimen of Preferred Stock Certificate of Adept Delaware.(incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 24, 2012).

4.4
Registration Rights Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.5
Securities Purchase Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 10.79 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.6
Side Letter Agreement, dated as of September 5, 2012, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 10-K for year ended June 30, 2012, filed with the Securities and Exchange Commission on September 24, 2012).

4.7
Letter Agreement, dated as of March 27, 2013, by and among Adept Technology, Inc. and affiliates of Hale Capital Partners, LP (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2013).

5.1+	Opinion of Gibson, Dunn & Crutcher LLP.
23.1+	Consent of Independent Registered Public Accounting Firm.
24.1+	Power of Attorney (incorporated by reference to the signature page hereto).

+ Filed herewith